BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

May 25, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Mr. Michael Seaman, Attorney-Advisor
Mr. William Friar, Senior Financial Analyst

Re:	Ministry Partners Investment Company, LLC
Form S-1
Filed December 23, 2009
File No. 333-163970

Ladies and Gentlemen:

This letter is in response to the Staff’s letter of May 17, 2010 regarding the above-referenced registration statement. The Company is concurrently filing Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”). Unless stated otherwise, all references to the S-1 registration statement in this letter will be to Amendment No. 3.  Amendment No. 3 includes the changes to the registration statement previously made in Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2 to the registration statement, and in addition updates the financial statements and financial information to include information in the Company’s unaudited financial statements for the three months ended March 31, 2010. Set forth below is our response to the comment in the Staff’s May 17, 2010 letter.

Division of Trading and Markets Comment

Plan of Distribution, page 83

Our Division of Trading and Markets has reviewed your letter dated May 10, 2010 and has provided the following comment based on your response to item 2:

1.	Please consider replacing the language in the second paragraph of this section with the following:

“We are not registered as a broker-dealer, and we sell our Notes through the efforts of our officers and employees, none of whom is registered as a broker-dealer or a registered representative of a broker-dealer. Our officers and employees engaging in transactions in connection with the sale of the Notes intend to rely on the safe harbor from being considered a broker set forth in Rule 3a4-1 under the 1934 Act. Among other things, Rule 3a4-1 requires that a person relying on the safe harbor may not be compensated by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. During the period from mid-2007 through March 31, 2010, one or more of our officers or employees providing us services in connection with the offer and sale of our Notes received or could have received compensation directly or indirectly based on the sale of our Notes. Should any of these persons be found not to have satisfied the requirements of Rule 3a4-1, we would bear the burden of showing that the person’s activities on our behalf did not or would not result in the person being a broker under the 1934 Act. If unable to do so, we could incur costs, and possibly monetary penalties or awards, which could be material.”

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:   Mr. Michael Seaman, Attorney-Advisor
Mr. William Friar, Senior Financial Analyst
May 25, 2010

Response to Comment

The Company has revised the second paragraph under “Plan of Distribution”, commencing at page 83 of the prospectus included as Part I of Amendment No. 3, to incorporate the Staff’s suggested language, except that the Company has revised the third sentence from the end of the paragraph from the suggested language, “During the period from mid-2007 through March 31, 2010, one or more of our officers or employees providing us services in connection with the offer and sale of our Notes received or could have received compensation directly or indirectly based on the sale of our Notes.” to read as follows:

“During the period from mid-2007 through March 31, 2010, one or more of our officers or employees providing us services in connection with the offer and sales of our Notes received compensation which could have been directly or indirectly based on the sale of our Notes.” (Italics indicates substituted language).

The Company believes that the revision to the suggested language better states the Company’s intention to convey that these persons have received compensation, at least some of which may have been directly or indirectly based on the sale of the Notes.

The Company is hopeful that the amendment and this letter will resolve the Staff’s outstanding comments, and that the Staff will be in the position to declare the subject registration statement effective upon the Company’s request. Following the Staff’s review of the third amendment and this letter, please contact the Company and the undersigned with any comments or questions.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak
cc:	Billy M. Dodson, President
Ministry Partners Investment Company, LLC